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                          HOLT'S CIGAR HOLDINGS, INC.

                       AMENDMENT NUMBER 1 TO THE ENCLOSED
               SCHEDULE TO (RULE 14d-100) TENDER OFFER STATEMENT
         FILED ON NOVEMBER 14, 2000 UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

           THIS AMENDMENT NUMBER 1 ADDRESSES IMPORTANT CHANGES IN THE INFORMATION SET FORTH IN THE ENCLOSED SCHEDULE TO (RULE 14d-100) PREVIOUSLY PUBLISHED AND FILED WITH THE SECURITIES AND EXCHANGE
         COMMISSION. THESE CHANGES AROSE FOLLOWING THE PUBLICATION AND FILING OF SCHEDULE TO (RULE 14d-100) ON NOVEMBER 14, 2000 AND
         THEREFORE ARE INCLUDED AS AMENDMENTS THERETO. IT IS IMPORTANT
          THAT YOU READ SCHEDULE TO (RULE 14d-100) AND THIS AMENDMENT
                              NUMBER 1 CAREFULLY.

                               NOVEMBER 17, 2000
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)

                 Tender Offer Statement Under Section 14(d)(1)
               OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                          HOLT'S CIGAR HOLDINGS, INC.
                           (NAME OF SUBJECT COMPANY)

                             HCH ACQUISITION CORP.
                         FUENTE INVESTMENT PARTNERSHIP
                                ROBERT G. LEVIN
                           (NAMES OF FILING PERSONS)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  436598 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            MATTHEW H. LUBART, ESQ.
                    FOX, ROTHSCHILD, O'BRIEN & FRANKEL, LLP
                          997 LENOX DRIVE. BUILDING 3
                        LAWRENCEVILLE, NEW JERSEY 08648
                            TELEPHONE: 609-896-3600
                            FACSIMILE: 609-896-1469
 (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                           CALCULATION OF FILING FEE

  Transaction Valuation $            Amount of Filing Fee $

     Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 1,516,786 shares of common stock, $0.001 par value (the "Common Stock"), of Holt's Cigar Holdings, Inc. at a price of $5.50 per share of Common Stock in cash. Such number of shares of Common Stock represents the number of outstanding shares of Common Stock not owned by the Fuente Investment Partnership and Robert G. Levin as of November 13, 2000. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

     /X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $1,668.47
     Filing Party: HCH Acquisition Corp., Fuente Investment Partnership and Robert G. Levin
     Form or Registration No.: Tender Offer Statement on Schedule TO
     Date Filed: November 14, 2000

     / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     /X/  third-party tender offer subject to Rule 14d-1.
     / /  issuer tender offer subject to Rule 13e-4.
     /X/  going-private transaction subject to Rule 13e-3.
     / /  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: / /
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     This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time) originally filed on November 14, 2000 (the "Schedule TO") by HCH Acquisition Corp., a Delaware corporation (the "Purchaser"), Fuente Investment Partnership and Robert G. Levin (collectively, the "Purchaser Stockholders"), relating to the tender offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Holt's Cigar Holdings, Inc., a Delaware corporation (the "Company"), not already owned by the Purchaser Stockholders, at $5.50 per Share (the "Offer Price"), net to the sellers in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

ITEM 11.  ADDITIONAL INFORMATION.

     Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

     Lucia Curti, a purported stockholder of the Company (the "Plaintiff"), instituted an action relating to the Offer in the Court of Chancery of the State of Delaware, County of New Castle, on November 13, 2000. The complaint names as defendants Robert G. Levin, Carlos A. Fuente, Sr., Carlos P. Fuente, Jr., Marvin
B. Sharfstein, Harvey W. Grossman, Michael Pitkow, Fuente Investment Partnership, the Purchaser, and the Company (collectively, the "Defendants"). The complaint states that the action is a class action brought on behalf of the Company's stockholders, other than (1) the Defendants and (2) any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants (the "Class"). The complaint alleges, among other things, that the Purchaser, Robert G. Levin, Fuente Investment Partnership, Carlos A. Fuente, Sr., and Carlos P. Fuente, Jr., with the acquiescence of the directors of the Company, have breached their fiduciary duties as controlling stockholders of the Company by engaging in a self-dealing transaction to the detriment of the Plaintiff and the other members of the Class and by not proposing to pay a fair and adequate price for the Shares. The suit seeks injunctive relief, rescission of any consummated transactions, damages and attorney's fees.

     The above description of the lawsuit is qualified in its entirety by the complaint, a copy of which has been filed as Exhibit (a)(5)(i) and incorporated herein by reference.

ITEM 12.  MATERIALS TO BE FILED AS EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented by the addition of the following exhibit hereto:

(a)(5)(i) Complaint filed in an action entitled Lucia Curti v. Robert G. Levin, Carlos A. Fuente, Sr., Carlos P. Fuente, Jr., Marvin B. Sharfstein, Harvey W. Grossman, Michael Pitkow, Fuente Investment Partnership, HCH Acquisition Corp. and Holt's Cigar Holdings, Inc. (Court of Chancery of New Castle County, Delaware, Civil Action No. 18497).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         /s/ ROBERT G. LEVIN
                                          --------------------------------------
                                          Robert G. Levin

                                          HCH Acquisition Corp.

                                          By: /s/ ROBERT G. LEVIN
                                            ------------------------------------
                                            Robert G. Levin, President

                                          Fuente Investment Partnership

                                          By: /s/ CARLOS A. FUENTE, SR.
                                            ------------------------------------
                                            Carlos A. Fuente, Sr.

                                          By: /s/ CARLOS P. FUENTE, JR.
                                            ------------------------------------
                                            Carlos P. Fuente, Jr.

                                          By: /s/ CYNTHIA FUENTE SUAREZ
                                            ------------------------------------
                                            Cynthia Fuente Suarez

Dated: November 17, 2000

     After due inquiry and to the best of my knowledge and belief, I certify that the information required by Schedule 13E-3 with respect to the subject company that is set forth in this statement is true, complete and correct.

                                          Holt's Cigar Holdings, Inc.

                                          By: /s/ MICHAEL PITKOW
                                            ------------------------------------
                                            Name: Michael Pitkow
                                            Title: Executive Vice President

Dated: November 17, 2000

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                                 EXHIBIT INDEX

(a)(5)(i) Complaint filed in action entitled Lucia Curti v. Robert G. Levin, Carlos A. Fuente, Sr., Carlos P. Fuente, Jr., Marvin B. Sharfstein, Harvey W. Grossman, Michael Pitkow, Fuente Investment Partnership, HCH Acquisition Corp. and Holt's Cigar Holdings, Inc. (Court of Chancery of New Castle County, Delaware, Civil Action No. 18497).

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